UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number 001-40517

BON NATURAL LIFE LIMITED

(Translation of registrant’s name into English)

Room 601, Block C, Gazelle Valley, No.69, Jinye Road

High-Tech Zone, Xi’an, Shaanxi, China

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Appointment of Liu Pijun to the Board of Directors and as Co-Chairman of the Board of Directors

Effective April 18, 2024, upon recommendation of its Nominating Committee, our Board of Directors appointed Liu Pijun to serve as a new member of our Board of Directors and to serve as the new Co-Chairman of the Board. Our Board has determined that Mr. Liu qualifies as an “Independent Director” within the meaning of Nasdaq Rule 5605.

Liu Pijun, age 42, was the founder of Zhiding365.com and served as its Chief Executive Officer from August 2014 to April 2024. Zhiding365.com is a Chinese hotel marketing service provider that introduced cloud computing technology to support online direct sale for hotels in China. Previously, from June 2007 to August 2014, Mr. Liu served as the CEO of Central Asia Huamei Investment and Management Co., Ltd., where he led the company’s operation and management. During this period, Mr. Liu also successfully hosted the first Caofeidian International Forum. From June 2004 to June 2007, Mr. Liu served as project manager at Elong.com.

Mr. Liu earned a Master’s Degree in Computer Information Technology from the University of Arizona in June 2022. In June 2021, Mr. Liu earned a Finance EMBA from Tsinghua PBCSF. From September 2018 to May 2020, Mr. Liu studied as a postgraduate in the School of Finance, Renmin University of China. In June 2004. Mr. Liu earned a Bachelor’s Degree with a major in Management from Wuhan University of Technology.

Mr. Liu was selected and appointed due to his extensive experience and resources in the areas of marketing and capital markets. We believe the addition of Mr. Liu to the Board and to the new role of Co-Chairman will help us to achieve faster and more substantial growth in product operations, capital market financing and M&A, as well as other possible areas.

Mr. Liu has no family relationships with any of the Company’s directors or executive officers. Mr. Liu has not had any direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K. Mr. Liu will initially receive a monthly stipend for his service in the amount of $1,600.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 19, 2024	Bon Natural Life Limited

	By:	/s/ Yongwei Hu
Yongwei Hu
Chairman and Chief Executive Officer